UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 13, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017; and

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017.

Item 1. Information Contained in this Form 6-K Report

RISK FACTORS

Before investing in our securities, you should carefully consider all of the information included or incorporated by reference into any applicable prospectus. When evaluating an investment in our securities, you should carefully consider the following risk factor together with all information included in any applicable prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC and information included in any applicable prospectus supplement. If any of such risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2017, on an as adjusted basis we would have had approximately $3.8 billion in aggregate principal amount of debt outstanding under our credit facilities, our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and our 5.50% senior notes due 2025 (collectively, our “Notes”), and capital lease obligations of approximately $648.8 million after giving effect to the issuance on February 14, 2018 of $250 million aggregate principal amount of our 5.50% senior notes due 2025 (the “2025 Notes”) to certain affiliates of Fairfax Financial Holdings Limited (the “Fairfax Investors”) and our assumption of certain debt in connection with the acquisition (the “GCI Acquisition”) of the remaining 89% equity interest of Greater China Intermodal Investments LLC (“GCI”) we did not already own that was consummated on March 13, 2018.

On March 13, 2018, we also entered into a subscription agreement with Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax Financial Holdings Limited for an additional purchase of $250 million aggregate principal amount of 5.50% senior notes due 2026, to be issued in January 2019 in a private placement.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, Notes and capital and operating lease arrangements.

We have financed a substantial portion of our fleet with indebtedness incurred under our existing credit facilities, Notes and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, including as of December 31, 2017 after giving pro forma effect to the issuance of the 2025 Notes and the assumption of debt in connection with the GCI Acquisition, approximately $540.0 million in 2018 and an additional $4.8 billion through 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities, Notes or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities, Notes or capital or operating lease arrangements, the holders of such debt or lessors could declare all outstanding indebtedness to be immediately due and payable and in the case of (i) our credit facilities and capital or operating lease arrangements, foreclose on the vessels securing such indebtedness and (ii) in the 2025 Notes, foreclose on the equity of GCI, which entity is an intermediate holding company that owns the equity of a number of our indirect vessel owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the current U.S. administration recently proposed tariffs on a variety of products exported by China. China has responded in kind which has resulted in further proposals by the current administration to impose tariffs on other Chinese products. In addition, the current U.S. administration has stated that it may seek to implement more protective trade measures not just with respect to China but with respect to other countries in the Asia Pacific region as well. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Our continuing compliance with the requirements of the Sarbanes-Oxley Act of 2002 will depend, in part, on our ability to integrate effectively the internal controls and procedures of GCI with our own.

In connection with the GCI Acquisition, we will assess and make any necessary adjustments to GCI’s internal controls and procedures in order to maintain the overall effectiveness of our internal controls and procedures, to ensure that we continue to deliver accurate and timely financial information and to ensure ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We have not yet completed our evaluation of GCI’s internal controls. Our failure to accomplish this on a timely basis or at all could compromise our compliance with the Sarbanes-Oxley Act of 2002 and the timeliness and accuracy of our financial reporting, which could reduce investor confidence in our publicly reported consolidated financial statements.

Our employment agreement with our current chief financial officer will terminate in June 2018, and we may experience disruption as we transition to our new chief financial officer.

Our current chief financial officer, Mr. David Spivak, provided notice that he is exercising his right to terminate his employment with us effective June 29, 2018 to pursue other opportunities. Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed chief financial officer. Mr. Spivak will continue with us as special advisor to the president and chief executive officer through the end of June.

Mr. Courson commenced employment with us as senior vice president, corporate development in March 2018. A lack of effective transition to our new chief financial officer may harm our business, results of operations or financial condition.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of December 31, 2017.

The information in this table should be read in conjunction with the financial statements and the notes thereto in our Annual Report filed on Form 20-F filed on March 6, 2018.

(Dollars in thousands)	ACTUAL
Cash and cash equivalents	$253,176

Long-term debt:
Long-term debt (including current portion) (1)(2)	$2,450,633
Long-term obligations under capital lease (including current portion)(1)	638,928
Shareholders’ equity(3)
Share capital
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,030,864 shares issued and outstanding(4)
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,415,937 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,600,000 shares issued and outstanding
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 7,800,800 shares issued and outstanding
Series H preferred shares, $0.01 par value; 15,000,000 shares authorized; 9,025,105 shares issued and outstanding
Class A common shares, $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding(5)	1,646
Treasury shares (Class A common shares)	(377)
Additional paid-in capital(5)	2,752,988
Deficit	(781,137)
Accumulated other comprehensive loss	(23,688)

Total shareholders’ equity	1,949,432

Total capitalization	$5,038,993

(1)	Debt issuance costs related to a recognized liability, including long-term obligations under capital lease, are presented as a direct deduction from the carrying amount of the debt liability in the consolidated balance sheet. As at December 31, 2017, $17.4 million and $9.9 million have been deducted from the carrying amount of long-term debt and long-term obligations under capital lease, respectively.
(2)	Does not include (i) the $250 million aggregate principal amount of the 2025 Notes issued to the Fairfax Investors, together with warrants (the “Fairfax Warrants”) exercisable for 38,461,539 Class A common shares, on February 14, 2018 pursuant to a subscription agreement and a supplemental note indenture and a warrant agreement or (ii) the outstanding principal amount of $1.0 billion of debt assumed in connection with the GCI Acquisition on March 13, 2018. The sum of the total principal amount of the 2025 Notes, the debt assumed in connection with the GCI Acquisition and the total Long-term debt at December 31, 2017 is $3.7 billion. Under United States generally accepted accounting principles (“U.S. GAAP”) we are required to record as a liability on our financial statements the fair value of the 2025 Notes pursuant to ASC 480 and ASC 815 and the fair value of the debt assumed in connection with GCI pursuant to ASC 805. The fair value of these debts will differ from the outstanding principal amount set out above, and may differ materially.
(3)	Does not include our series A preferred shares, series B preferred shares, series C preferred shares, series R preferred shares, Class B common shares and Class C common shares, none of which are issued or outstanding.
(4)	Does not reflect the issuance of 1,986,449 additional series D preferred shares subsequent to December 31, 2017 at an agreed upon price of $24.84 per share, totaling $49.3 million as partial consideration for the GCI Acquisition. These series D preferred shares will be recorded at fair value being the closing price as of March 13, 2018. As these series D preferred shares are subject to a put right agreement dated March 13, 2018, between the Company and each of Blue Water Commerce, LLC, Greater China Industrial Investments LLC and Tiger Management Limited, by which the initial holders can put these shares back to us for repurchase at a price of $24.84 per share commencing 18 months after March 13, 2018 for a period of one month, these series D preferred shares will be recorded as temporary equity on our financial statements in accordance with ASC 480.

(5)	Does not reflect 2,514,996 additional issued and outstanding Class A common shares issued pursuant to a subscription agreement for a total of $15.8 million as partial consideration for the GCI Acquisition and 38,461,539 Class A common shares issuable upon the exercise of the Fairfax Warrants, issued pursuant to a warrant agreement, and each issued subsequent to December 31, 2017. The Class A common shares and the Fairfax warrants will be recorded at their respective fair values under U.S. GAAP. The excess of consideration received by us over the par value of the Class A common shares will be recorded as additional paid in capital. In particular, under U.S. GAAP we are required to record in shareholders’ equity the fair value of the Fairfax Warrants pursuant to ASC 480 and ASC 815 at the time of the issuance of such warrants and regardless of whether those warrants are exercised or not.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 13, 2018	By:	/s/ Mark Chu
Mark Chu
Secretary and General Counsel